Exhibit I

Seaspan Corporation
Unit 2, 2nd Floor, Bupa Centre
141 Connaught Road West
Hong Kong, China c/o 2600 – 200 Granville Street
Vancouver, BC
Canada V6C 1S4
Tel: 604-638-2575
Fax: 604-648-9782 www.seaspancorp.com

FOR IMMEDIATE RELEASE

Seaspan Announces Pricing of $80 Million Follow-On Offering of 8.20% Series G

Cumulative Redeemable Perpetual Preferred Shares

HONG KONG, CHINA, August 18, 2016 – Seaspan Corporation (“Seaspan”) (NYSE:SSW) announced today that it has priced its previously announced $80 million public offering of its 8.20% Series G Cumulative Redeemable Perpetual Preferred Shares (the “Series G Preferred Shares”) at $25 per share. The offering is expected to close on August 25, 2016.

Seaspan intends to use the net proceeds of the offering for general corporate purposes, which may include funding acquisitions (which may include equity interests in Greater China Intermodal Investments LLC (“GCI”) or assets of GCI), funding capital expenditures on existing newbuild vessels and debt repayments.

ICBC International Securities Limited (“ICBC International”), a wholly owned subsidiary of the Industry and Commercial Bank of China Limited, acted as sole underwriter for the offering.

Copies of the prospectus supplement and accompanying base prospectus related to the offering may be obtained from ICBC International Securities Limited, 37/F ICBC Tower, 3 Garden Road, Hong Kong.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The public offering may be made only by means of a prospectus supplement and accompanying base prospectus.

About Seaspan

Seaspan provides many of the world’s major shipping lines with creative outsourcing alternatives to vessel ownership by offering long-term leases on large, modern containerships combined with industry leading ship management services. Seaspan’s managed fleet consists of 117 containerships representing a total capacity of over 930,000 TEU, including 13 newbuilding containerships on order scheduled for delivery to Seaspan and third parties by the end of 2017. Seaspan’s current operating fleet of 88 vessels has an average age of approximately six years and average remaining lease period of approximately five years, on a TEU weighted basis.

Seaspan has the following securities listed on The New York Stock Exchange:

Symbol:	Description:
SSW	Class A common shares
SSW PR D	Series D preferred shares
SSW PR E	Series E preferred shares
SSW PR G	Series G preferred shares
SSW PR H	Series H preferred shares
SSWN	6.375% senior unsecured notes due 2019

Forward- Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements, including statements about Seaspan’s public offering and the use of proceeds thereof. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. These risks and uncertainties include, among others, failure to close the public offering and those discussed in Seaspan’s public filings with the U.S. Securities and Exchange Commission. Seaspan undertakes no obligation to revise or update any forward-looking statements unless required to do so under the securities laws.

For Investor Relations Inquiries:

Mr. David Spivak

Chief Financial Officer

Seaspan Corporation

Tel. 604-638-2580

Mr. Michael Sieffert

Associate Director, Corporate Finance

Seaspan Corporation

Tel. 778-328-6490

For Media Inquiries:

Mr. Leon Berman

The IGB Group

Tel. 212-477-8438

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